Exhibit 99.1

Intec Pharma Ltd.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on December 11, 2017

Notice is hereby given that the annual general meeting of shareholders of Intec Pharma Ltd. (the “Company”), will be held at the offices of Meitar Liquornik Geva Leshem Tal, 16 Abba Hillel Silver Rd. Ramat Gan 52506, Israel on Monday, December 11, 2017, at 4:00 p.m. Israel time (the telephone number at that address is +972-3-610-3100), or at any adjournments thereof (the “Meeting”), for the following purpose:

1.	To elect Mr. Anthony J. Maddaluna and to re-elect each of Dr. John W. Kozarich, Mr. Jeffrey A. Meckler and Ms. Hila Karah to serve as a director of the Company to hold office until the close of the next annual general meeting.

2.	To approve amendments to the compensation policy for the Company’s directors and officers.

3.	To approve the compensation terms of Mr. Jeffrey A. Meckler, the Chief Executive Officer of the Company.

4.	To approve amendments to the articles of association of the Company.

5.	To approve an amendment to the 2015 Incentive Compensation Plan (the “Plan”) to increase the aggregate number of ordinary shares authorized for issuance under the Plan by 2,100,000 ordinary shares.

6.	To approve and ratify the re-appointment of Kesselman & Kesselman, Certified Public Accountant (Isr.), independent registered public accounting firm, a member of PricewaterhouseCoopers International Limited as the independent auditors of the Company for the period ending at the close of the next annual general meeting.

In addition, at the Meeting, the shareholders of the Company will be requested to consider the Company’s audited financial statements for the year ended December 31, 2016.

The approval of each of the Proposals requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s ordinary shares, no par value (the “Ordinary Shares” or “Shares”), present, in person or by proxy, and voting on the matter.

The approval of Proposal No. 2 and, in the event Proposal No. 2 is not approved or Mr. Jeffrey A. Meckler is not re-elected to serve as a director of the Company pursuant to Proposal No. 1, the approval of Proposal No. 3, is also subject to the fulfillment of one of the following additional voting requirements:

(i)	the majority of the Shares voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the Proposal; or

(ii)	the total number of Shares of the shareholders mentioned in clause (i) above voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company), including a person who holds 25% or more of the voting rights in the general meeting of the Company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the Company each of which has a personal interest in the approval of the transaction being brought for approval of the company shall be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of shares of a company.

If you do not state whether you are a controlling shareholder or have a personal interest, your Shares will not be voted for Proposal No. 2 and, in case Proposal No. 2 is not adopted or Mr. Jeffrey A. Meckler is not re-elected to serve as a director of the Company pursuant to Proposal No. 1, also for Proposal No. 3.

As of November 6, 2017, the Company is not aware of any controlling shareholder.

The Company currently is unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Only holders of record of Ordinary Shares at the close of business on November 6, 2017 (the “Record Date”), are entitled to receive notice of, and to vote at, the Meeting.

Whether or not you plan to attend the Meeting, it is important that your Shares be represented. Accordingly, shareholders who will not attend the Meeting in person may vote with respect to the Proposals by means of a proxy card and are obliged to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience so that it will be received no later than four (4) hours prior to the Meeting (i.e., 12:00 p.m. (Israel time) on December 11, 2017).

A form of proxy card is enclosed with the proxy statement and was also furnished to the Securities and Exchange Commission (the “Commission”) on Form 6-K, and is available to the public on the Commission’s website at http://www.sec.gov. A Hebrew version of the proxy card, in accordance with regulations promulgated under the Israeli Companies Law, 5759-1999, is filed with the Israeli Securities Authority and Tel Aviv Stock Exchange Ltd. (the “TASE”) and is available on the websites: www.magna.isa.gov.il or www.maya.tase.co.il. Execution of a proxy will not in any way affect a shareholder’s right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

All Shares represented by properly executed proxies received prior to or at the Meeting and not revoked prior to, or at, the Meeting in accordance with the procedures described in the proxy statement, will be voted as specified in the instructions indicated in such proxies.

Shareholders wishing to express their position on the agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Nir Sassi, at 12 Hartom Street, Har Hotzvim, Jerusalem 9777512, Israel, upon prior notice and during regular working hours (telephone number: +972-2-586-4657). Any Position Statement received will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il. Position Statements should be submitted to the Company no later than December 1, 2017. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement.

A shareholder, whose Shares are registered with a TASE member and are not registered on the Company’s shareholder’s register, is entitled to receive from the TASE member who holds the Shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of proxy card and to the Position Statements posted on the Israel Securities Authority website, unless the shareholder notified that he or she is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date. A shareholder, whose Shares are registered with a member of the TASE, is required to prove his or her share ownership to vote at the Meeting. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that TASE member and is entitled to receive the ownership certificate in the branch of the TASE member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account. Alternatively, shareholders who hold Shares through members of the TASE may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your Shares.

Discussion at the Meeting will be commenced if a quorum is present. A quorum is constituted by two or more shareholders who are present in person or by proxy, and who hold or represent Shares holding in the aggregate at least twenty-five percent (25%) of the voting rights in the Company. If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned to Monday, December 18, 2017, at the same time and place. At the adjourned Meeting, any number of shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum.

In accordance with the Israeli Companies Law 5759-1999, and regulations promulgated thereunder, any shareholder of the Company holding at least one percent of the outstanding voting rights of the Company for the meeting may submit to the Company a proposed additional agenda item for the meeting, to the Company’s offices, c/o Mr. Nir Sassi, at 12 Hartom Street, Har Hotzvim, Jerusalem 9777512, Israel, no later than Wednesday, November 8, 2017. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the meeting, no later than Wednesday, November 15, 2017, which will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

The wording of the resolutions to be voted at the Meeting and relevant documents thereto may be inspected at the Company’s offices during normal business hours and by prior coordination with Mr. Nir Sassi (tel: +972-2-586-4657).

By Order of the Board of Directors,

Dr. John W. Kozarich
Chairman of the Board of Directors

Jerusalem, Israel

November 6, 2017

INTEC PHARMA LTD.

12 Hartom Street, Har Hotzvim,

Jerusalem 9777512

Israel

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 11, 2017

This Proxy Statement is furnished to the holders of ordinary shares, no par value per share (the “Ordinary Shares” or “Shares”), of Intec Pharma Ltd. (the “Company”) in connection with the solicitation by the board of directors (the “Board”) of proxies for use at the annual general meeting of shareholders, to be held on Monday, December 11, 2017, at 4:00 p.m. Israel time at the offices of Meitar Liquornik Geva Leshem Tal, 16 Abba Hillel Silver Rd. Ramat Gan 52506, Israel, or at any adjournments thereof (the “Meeting”).

It is proposed at the Meeting to adopt the following proposals:

1.	To elect Mr. Anthony J. Maddaluna and to re-elect each of Dr. John W. Kozarich, Mr. Jeffrey A. Meckler and Ms. Hila Karah to serve as a director of the Company to hold office until the close of the next annual general meeting.

2.	To approve amendments to the compensation policy for the Company’s directors and officers.

3.	To approve the compensation terms of Mr. Jeffrey A. Meckler, the Chief Executive Officer of the Company.

4.	To approve amendments to the articles of association of the Company.

5.	To approve an amendment to the 2015 Incentive Compensation Plan (the “Plan”) to increase the aggregate number of Ordinary Shares authorized for issuance under the Plan by 2,100,000 Ordinary Shares.

6.	To approve and ratify the re-appointment of Kesselman & Kesselman, Certified Public Accountant (Isr.), independent registered public accounting firm, a member of PricewaterhouseCoopers International Limited as the independent auditors of the Company for the period ending at the close of the next annual general meeting.

In addition, at the Meeting, the shareholders will be requested to consider the Company’s audited financial statements for the year ended December 31, 2016.

The Company currently is unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Shareholders Entitled to Vote

Only shareholders of record at the close of business on November 6, 2017 (the “Record Date”), shall be entitled to receive notice of, and to vote at, the Meeting. At the close of business on November 6, 2017, the Company had 26,069,451 outstanding Ordinary Shares, each of which is entitled to one vote for each of the matters to be presented at the Meeting.

Proxies

All shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided. A Hebrew version of the proxy card, in accordance with regulations promulgated under the Israeli Companies Law, 5759-1999 (the “Companies Law”), is filed with the Israeli Securities Authority and Tel Aviv Stock Exchange Ltd. (the “TASE”) and is available on the websites: www.magna.isa.gov.il or www.maya.tase.co.il.

If you hold Ordinary Shares in “street name,” that is, you are an underlying beneficial holder who holds Ordinary Shares through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the Ordinary Shares in accordance with the voting instructions on your voting instruction card. Because a beneficial owner is not a shareholder of record, you may not vote those Shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or nominee that holds your Shares, giving you the right to vote the Shares at the Meeting.

Please follow the instructions on the proxy card or voting instruction card received from your bank, broker or nominee. You may also be able to submit voting instructions to a bank, broker or nominee by phone or via the internet if your voting instruction card describes such voting methods. Please be certain to have your control number from your voting instruction card ready for use in providing your voting instructions.

It is important for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote its Shares if the shareholder wants its Shares to count for the proposal.

Expenses and Solicitation

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Nir Sassi, at 12 Hartom Street Har Hotzvim, Jerusalem 9777512, Israel. Any Position Statement received will be furnished to the Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il. Position Statements should be submitted to the Company no later than December 1, 2017.

We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

The Company expects to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about November 13, 2017. This proxy statement and the accompanying proxy card are also available to the public through one of the following websites http://www.magna.isa.gov.il, http://maya.tase.co.il or http://www.sec.gov.

All costs of solicitation of proxies will be borne by the Company. In addition to solicitations by mail, certain of the Company’s directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, telegraph and personal interviews. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting material to the beneficial owners of Shares held in their names, and the Company will reimburse them for their reasonable out-of-pocket costs.

Quorum and Voting

Discussion at the Meeting will be commenced if a quorum is present. A quorum is constituted by two or more shareholders who are present in person or by proxy, and who hold or represent Shares holding in the aggregate at least twenty-five percent (25%) of the voting rights in the Company. If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned to Monday, December 18, 2017, at the same time and place. At the adjourned Meeting, any number of shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum.

The approval of each of the Proposals requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s Shares present, in person or by proxy, and voting on the matter.

The approval of Proposal No. 2 and, in the event Proposal No. 2 is not approved or Mr. Jeffrey A. Meckler is not re-elected to serve as a director of the Company pursuant to Proposal No. 1, the approval of Proposal No. 3, is also subject to the fulfillment of one of the following additional voting requirements (such majority, determined in accordance with clause (i) or (ii) below, shall be referred to hereinafter as a “Special Majority”):

(i)	the majority of the Shares voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the Proposal; or

(ii)	the total number of Shares of the shareholders mentioned in clause (i) above voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company), including a person who holds 25% or more of the voting rights in the general meeting of the Company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the Company each of which has a personal interest in the approval of the transaction being brought for approval of the company shall be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of shares of a company.

If you do not state whether you are a controlling shareholder or have a personal interest, your Shares will not be voted for Proposal No. 2 and, in case Proposal No. 2 is not adopted or Mr. Jeffrey A. Meckler is not re-elected to serve as a director of the Company pursuant to Proposal No. 1, also for Proposal No. 3.

As of November 6, 2017, the Company is not aware of any controlling shareholder.

Reporting Requirements

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that the Company is subject to the proxy rules under the Exchange Act.

THE BOARD RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE PROPOSALS.

The lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information regarding compensation granted to our five most highly compensated office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2016, please see Item 6 B. of our Annual Report for the year ended December 31, 2016, filed on Form 20-F with the Commission on April 7, 2017 (the “Annual Report”), and accessible through the Commission’s website at http://www.sec.gov.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our shares as of November 6, 2017, by:

●	each person or entity known by us to beneficially own 5% or more of our outstanding Ordinary Shares;

●	each of our executive officers;

●	each of our directors; and

●	all of our executive officers and directors as a group.

Beneficial ownership of Ordinary Shares is determined in accordance with the rules of the Commission and includes any Ordinary Shares over which a person has or shares voting or investment power (including the power to dispose). For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of November 6, 2017, to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The table assumes 26,069,451 Ordinary Shares issued and outstanding as of November 6, 2017.

Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent that authority is shared by spouses under community property laws. Unless otherwise indicated, the address of each beneficial owner is c/o Intec Pharma Ltd., 12 Hartom Street, Har Hotzvim, Jerusalem 9777512, Israel.

Name of Beneficial Owner	Shares Beneficially Owned
	Number	Percentage

Persons or entities holding 5% or more our outstanding Ordinary Shares
Acuta Capital Partners LLC(1)	2,724,283	10.45%
Adage Capital Advisors, LLC(2)	1,725,000	6.62%
Meitav Dash Investments Ltd.(3)	1,488,474	5.71%

Executive officers and directors

Jeffrey A. Meckler	*	*
Nir Sassi	*	*
Nadav Navon	*	*
John W. Kozarich	*	*
Giora Carni	*	*
Zvi Joseph	*	*
Gil Bianco	*	*
Hila Karah	*	*
Issac Silberman	*	*

All executive officers and directors as a group (9 persons)(4)	693,247	2.63%

* Less than 1%.

(1) Based on a Schedule 13G filed with the Commission on September 8, 2017, Acuta Capital Partners LLC has sole voting power and sole dispositive power over 2,724,283 Ordinary Shares. The principal address of Acuta Capital Partners LLC is 1301 Shoreway Road, Suite 350, Belmont, CA 94002.

(2) Based on a Schedule 13G filed with the Commission on August 25, 2017, Adage Capital Partners, LLC has shared voting power and shared dispositive power over 1,725,000 Ordinary Shares. Adage Capital Advisors, LLC, a limited liability company organized under the laws of the State of Delaware, acts as managing member of Adage Capital Partners GP, LLC, a limited liability company organized under the laws of the State of Delaware, which serves as the general partner of Adage Capital Partners, L.P., a Delaware limited partnership, which directly owns the Ordinary Shares. Robert Atchinson and Phillip Gross act as the managing members of Adage Capital Partners, LLC. The principal address of each of the entities mentioned above is 200 Clarendon Street, 52nd floor, Boston, Massachusetts 02116.

(3) Based on a Schedule 13G filed with the Commission on August 14, 2017, Meitav Dash Investments Ltd. holds shared voting power over 1,488,474 Ordinary Shares, of which (i) provident funds of Meitav Dash Investments Ltd. group hold shared voting power over 1,108,732 Ordinary Shares, (ii) mutual funds of Meitav Dash Investments Ltd. group hold shared voting power over 62,558 Ordinary Shares, and (iii) ETFs of Meitav Dash Investments Ltd. group hold shared voting power over 317,184 Ordinary Shares. The principal address of Meitav Dash Investments Ltd. is 30 Derech Sheshet Hayamim, Bnei-Brak, Israel.

(4) Consists of 397,043 Ordinary Shares and options to purchase 296,204 Ordinary Shares, which are currently exercisable or have vested or exercisable or will become vested within 60 days of November 6, 2017.

CORPORATE GOVERNANCE

Board of Directors

Our board of directors currently consists of seven directors: Dr. John W. Kozarich, Mr. Jeffrey A. Meckler, Mr. Giora Carni, Mr. Zvi Joseph, Mr. Gil Bianco, Ms. Hila Karah and Mr. Issac Silberman. Our articles of association provide that our board of directors may include between four and nine directors.

Other than our two external directors, our directors are elected at the annual and/or special general meeting of our shareholders by a simple majority. Because our Ordinary Shares do not have cumulative voting rights in the election of directors, the holders of a majority of the voting power represented at a shareholders meeting have the power to elect all of our directors, subject to the special approval requirements for external directors. We have held elections for each of our non-external directors at each annual meeting of our shareholders since our initial public offering in Israel. External directors are elected for an initial term of three years and may be elected, subject to limitations to additional three-year terms. Our external directors were elected by our general meeting of the shareholders on April 21, 2016. External directors may be removed from office only under the limited circumstances set forth in the Companies Law.

The following table sets forth information about our directors as of November 6, 2017:

Name	Age	Position
John W. Kozarich(1)	68	Chairman
Jeffrey A. Meckler	51	Vice Chairman, Chief Executive Officer
Giora Carni(4)	71	Director, Director of Technology
Zvi Joseph(4)	52	Director
Gil Bianco(1)(2)(3)	66	External Director
Hila Karah(1)(2)(3)	49	Director
Issac Silberman(1)(2)(3)	66	External Director

(1)	Independent director under the Nasdaq Rules.
(2)	Member of our Compensation Committee.
(3)	Member of our Audit Committee.
(4)	Mr. Giora Carni and Mr. Zvi Joseph have decided not to present themselves for re-election as members of our Board and their tenure as Board members will end at the close of the Meeting.

Board Committees

Our audit and compensation committees consist of Mr. Gil Bianco, Ms. Hila Karah and Mr. Issac Silberman. Mr. Gil Bianco serves as the chairperson of the audit committee and Mr. Issac Silberman serves as the chairperson of the compensation committee. Our board of directors has determined that both Mr. Gil Bianco and Mr. Issac Silberman have accounting and financial expertise under the Companies Law and that Mr. Gil Bianco is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined under the Nasdaq Rules.

Director Independence

Our board of directors has determined that each of Mr. John W. Kozarich, Mr. Gil Bianco, Ms. Hila Karah and Mr. Issac Silberman satisfies the independent director requirements under the Nasdaq Rules. As such, a majority of the Company’s board of directors is comprised of independent directors as such term is defined in the Nasdaq Rules.

Our board of directors has further determined that each member of our audit committee is independent as such term is defined in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and that each member of our audit committee and compensation committee satisfies the additional requirements applicable under the Nasdaq Rules and the Companies Law to members of audit committees and compensation committees, respectively.

BOARD AND COMMITTEE MEETINGS

As of our annual general meeting held in 2016, our Board held 25 meetings, our audit committee held five (5) meetings and our compensation committee held eight (8) meetings. Each of our directors attended all of our Board or committee meetings held during the time he or she was serving as a director or a member of the Board committee, as applicable, and at which such director was allowed to participate under the Companies Law.

PROPOSAL ONE

TO ELECT MR. ANTHONY J. MADDALUNA AND TO RE-ELECT EACH OF

DR. JOHN W. KOZARICH, MR. JEFFREY A. MECKLER AND MS. HILA KARAH

TO SERVE AS A DIRECTOR OF THE COMPANY TO HOLD OFFICE

UNTIL THE CLOSE OF THE NEXT ANNUAL GENERAL MEETING

There are currently five directors serving on the Board who are not external directors, whose term of office will end upon the close of the Meeting.

At the Meeting, shareholders will be asked to elect Mr. Anthony J. Maddaluna, and re-elect each of Dr. John W. Kozarich, Mr. Jeffrey A. Meckler and Ms. Hila Karah to serve as a director of the Company to hold office until the close of the next annual general meeting. All of our directors standing for re-election attended all of the meetings of the Board and its committees on which they served since the previous annual general meeting. Our board of directors has determined that, if elected, each of Mr. John W. Kozarich, Ms. Hila Karah and Mr. Anthony J. Maddaluna will serve as an independent director in accordance with the Nasdaq Rules. In addition, if re-elected, Ms. Hila Karah will serve also as an independent director under the Companies Law.

Herein below are details on the directors standing for election and re-election:

Anthony J. Maddaluna, (65) has more than 40 years of experience in the pharmaceutical manufacturing industry, including leadership positions in plants, regions and globally. Mr. Maddaluna held a series of positions at Pfizer Inc., most recently serving as the President of Pfizer Global Supply, a position he has served in since 2011. Prior to that Mr. Maddaluna served as Senior Vice President of Pfizer Global Manufacturing Strategy and Supply Network Transformation from 2008 until 2011, and as Vice President of Pfizer Global Manufacturing Europe Area from 1998 until 2008. Mr. Maddaluna holds an M.S. in Chemical Engineering from Northeastern University and an M.B.A. from Southern Illinois University.

Dr. John W. Kozarich (68) has served as our Chairman of the board of directors since July 2016. Dr. Kozarich has nearly 40 years of experience in the biopharmaceutical industry and academia. Dr. Kozarich currently serves as Chairman of Ligand Pharmaceuticals (NASDAQ: LGND). From 2004 until April 2017, Dr. Kozarich served as Chairman and President of ActivX Biosciences. Prior to his role at ActivX, Dr. Kozarich was Vice President at Merck Research Laboratories where he was responsible for a variety of drug discovery and development programs and external biotech collaborations. Dr. Kozarich previously held full professorships at the University of Maryland and Yale School of Medicine. He was named Director of the Year for 2014 by the Corporate Directors Forum, has been an American Cancer Society Faculty Research Awardee, and received the Distinguished Scientist Award of the San Diego Section of the American Chemical Society. Dr. Kozarich currently serves as a director at Retrophin, Inc., a publicly-traded biopharmaceutical company (NASDAQ: RTRX). From 2007 until April 2015, Dr. Kozarich served as a director of Corium International, Inc., a publicly-traded commercial stage biopharmaceutical company (NASDAQ: CORI) and, from June 2012 until the company’s merger with Aegerion Pharmaceuticals, Inc. and Istope Acquisition Corp. in November 2016, Dr. Kozarich served as a director of QLT, Inc., a biotechnology company (NASDAQ: QLTI). Dr. Kozarich holds a B.S. in chemistry from Boston College and a Ph.D. in biological chemistry from the Massachusetts Institute of Technology and was an NIH Postdoctoral Fellow at Harvard University.

Mr. Jeffrey A. Meckler (51) has served as our Vice Chairman of the board of directors since April 2017 and as our Chief Executive Officer since July 2017. Mr. Meckler has served on numerous corporate boards and is currently a director of Retrophin, Inc. (NASDAQ:RTRX). Mr. Meckler recently served as Chief Executive Officer and a Director of CoCrystal Pharma, Inc., a pharmaceutical company, from April 2015 to July 2016. He has also served as a Director of QLT, Inc. (NASDAQ: QLTI), a biotechnology company, from June 2012 to November 2016, as well as the Managing Director of The Andra Group, a life sciences consulting firm. From January 2011 to September 2012, Mr. Meckler acted as a director and Interim Chief Executive Officer of Cypress Bioscience Inc. after its acquisition by Royalty Pharma. He has also served as a director of ClearFarma USA, Kyalin Bioscience and Treiber Therapeutics, Inc. Earlier in his career, Mr. Meckler held a series of positions at Pfizer Inc. in manufacturing systems, market research, business development, strategic planning and corporate finance, which included playing a significant role in acquisitions and divestitures. Mr. Meckler is the past President and continues to serve on the board of directors of Children of Bellevue, a non-profit organization focused on advocating and developing pediatric programs at Bellevue Hospital Center. Mr. Meckler holds a B.S. in Industrial Management and M.S. in Industrial Administration from Carnegie Mellon University. In addition, Mr. Meckler received a J.D. from Fordham University School of Law.

Ms. Hila Karah (49) has served as one of our directors since December 2009. Ms. Karah was the chief investment officer of Eurotrust Ltd., an investment company, from 2006 until 2013, where she focused primarily on making early-stage investments in life science companies. Ms. Karah has been a private and public equity investor in several high-tech, bio-tech and internet companies since 1999. Prior to joining Eurotrust, she served as a partner and financial analyst at Perceptive Life Sciences Ltd., a New York-based hedge fund. Prior to her position at Perceptive Life Sciences, Ms. Karah was a research analyst at Oracle Partners Ltd., a healthcare-focused hedge fund based in Connecticut. Ms. Karah currently serves as a director at Cyren Ltd., a publicly-traded technology and security company (NASDAQ CYRN), a director of Dario Health Corp., a publicly-traded biodiagnostics company headquartered in Israel (OTCMKTS: DRIO), and from May 2011 until May 2013, Mrs. Karah served as a director of Glycominds Ltd., a publicly-traded Israeli biodiagnostics company (TASE: GLCM). In addition, Ms. Karah serves on the board of directors of several private companies. Ms. Karah has a B.A. in molecular and cell biology from the University of California, Berkeley, in Berkeley, California and has studied at the University of California, Berkeley – University of California, San Francisco School of Medicine Joint Medical Program.

Each of the director nominees has certified to us that he complies with all requirements under the Companies Law for serving as a director and, in the case of Ms. Hila Karah, also for serving as an independent director. Such certifications will be available for inspection at the Meeting.

Our independent directors, including our external directors, but excluding Dr. John W. Kozarich, are entitled to receive compensation as expert external directors as set forth in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000.

If appointed as a director, Dr. John W. Kozarich will be entitled to receive the compensation approved by our shareholders on June 30, 2016.

Mr. Jeffery A. Meckler will be entitled to receive the compensation per Proposal No. 3, if approved by our shareholders.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to elect Mr. Anthony J. Maddaluna, and re-elect each of Dr. John W. Kozarich, Mr. Jeffrey A. Meckler and Ms. Hila Karah to serve as a director of the Company to hold office until the close of the next annual general meeting.”

PROPOSAL TWO

TO APPROVE AMENDMENTS TO THE COMPENSATION POLICY

FOR THE COMPANY’S DIRECTORS AND OFFICERS

Under the Companies Law, the employment terms of officers and directors of public companies, like our Company, should be determined in accordance with a directors and officers compensation policy (referred to herein as the “Compensation Policy”). In accordance with the Companies Law, and following the recommendation of our compensation committee (the “Compensation Committee”), our Board approved our Compensation Policy, and our shareholders, in turn, approved the Compensation Policy at our special general meeting of shareholders that was held in June 1, 2017.

According to the Companies Law, our Compensation Policy must be approved by our shareholders by a Special Majority, following the approval of our Compensation Committee and Board, at least once every three years. Following a review of the Compensation Policy by the Compensation Committee and the Board, the Compensation Committee and Board have approved, and recommend that our shareholders approve, that the Compensation Policy would be amended as reflected in the proposed Compensation Policy in the form attached hereto as Appendix A. When reviewing the Compensation Policy, the Compensation Committee and the Board have advised with legal advisors.

If the Compensation Policy and any amendment thereto is not approved by the shareholders by the required majority, our Board may nonetheless approve the compensation policy and any amendment thereto, provided that our Compensation Committee and thereafter our Board have concluded, following further discussion of the matter and for specified reasons, that such approval is in the best interests of our Company.

The proposed amendments are designed to allow the Company to make competitive offers to international and specifically U.S. candidates for positions of executive officers of the Company. When considering the proposed amendment to Compensation Policy, the Compensation Committee and the Board considered numerous factors, including the advancement of the Company’s objectives, the Company’s business plan and its long-term strategy, and creation of appropriate incentives for executives. Our Compensation Committee and Board also considered, among other things, the nature of the Company’s operations in the international biomed sector, territories where the Company operates, as well as other criteria including, the Company’s cash position, capitalization and shareholders’ equity.

The proposed amendments are intended to increase the signing, retirement and termination bonus that may be granted to our executive officers, increase the equity based compensation that may be granted to our executive officers, increase the maximum salary that may be granted to our executive officers and increase the framework for the premium that may be paid by the Company for our directors’ and officers’ insurance policy.

Our Compensation Committee and Board believe that by approving the proposed amendments to the Compensation Policy, we will be better positioned to hire, retain and motivate leading candidates in the biomed sector to serve as our executive officers. Furthermore, the Compensation Committee and the Board believe that the proposed amendment to the Compensation Policy is required in light of the changes in the global business environment following our last round of financing.

The brief overview above is qualified in its entirety by reference to the full text of the proposed Compensation Policy, as reflected in Appendix A attached hereto.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the amendments to the Compensation Policy for the Company’s directors and officers, as detailed in the Proxy Statement, dated November 6, 2017.”

PROPOSAL THREE

TO APPROVE THE COMPENSATION TERMS OF MR. JEFFREY A. MECKLER,

THE CHIEF EXECUTIVE OFFICER OF THE COMPANY

On July 10, 2017, the Company’s Board announced the appointment of Mr. Jeffrey A. Meckler as Chief Executive Officer of the Company, following his appointment as Vice Chairman of the Board on April 9, 2017. The Board believes that, in light of Mr. Meckler’s extensive life sciences executive experience, he will have great influence on the Company’s ongoing business in general, and particularly on its goal to extend its United States and global footprint, and enhance the broader recognition of its technology.

Pursuant to the Companies Law, any arrangement between the Company and a director relating to his or her terms of engagement and compensation, including with respect to his or her other roles in the Company, must be approved by the Compensation Committee, the Board and the shareholders, in that order.

The proposed compensation terms of Mr. Meckler were approved by our Compensation Committee and the Board, taking into account the Company’s compensation philosophy and the provisions of the Compensation Policy, including the proposed amendment described under Proposal No. 2. The proposed terms for Mr. Meckler as Chief Executive Officer fully comply with the Company’s Compensation Policy as amended by the proposed amendment described under Proposal No. 2 (if approved at the Meeting).

Our Compensation Committee and Board believe that it is in the best interest of our shareholders and the Company to approve the terms of office and engagement of Mr. Meckler, as Company’s Chief Executive Officer. The Company’s subsidiary and Mr. Meckler executed an employment agreement reflecting the proposed compensation terms, subject to shareholder approval. Below is a summary of the material terms of the proposed arrangement:

Base Salary: During the term of his employment, Mr. Meckler will be entitled to receive a base salary at the annual rate of $500,000, which will be paid in installments consistent with the Company’s payroll schedule. Mr. Meckler will also be entitled to (i) paid holidays as generally provided by the Company to its personnel, and (ii) five (5) weeks of paid vacation each calendar year. Any vacation time accrued but not taken by the Executive during any calendar year may not be carried forward into any succeeding calendar year.

Annual Bonus: With respect to the period beginning on the date on which Mr. Meckler was appointed chief executive officer and ending on December 31, 2017, Mr. Meckler will be entitled to receive an annual bonus of $135,000. For each calendar year beginning on or after January 1, 2018, during which Mr. Meckler’s term of employment continues through December 31, Mr. Meckler will be entitled to receive an annual bonus of up to 50% of his base salary. The annual bonus will be paid, subject to the achievement by Mr. Meckler of certain goals to be set by our Board after consultation with Mr. Meckler.

Equity-Based Compensation: Subject to the approval of Proposal No. 5, Mr. Meckler will be entitled to receive options to purchase up to 380,000 of our Ordinary shares, at a per share exercise price equal to the average closing sale price of our Ordinary Shares on the NASDAQ Capital Market over the 30 trading day period immediately preceding the date on which the required corporate approvals for his employment are obtained (the “Effective Date”), or the fair market value (as determined in accordance with Section 409A of the Internal Revenue Code of 1986, as amended) of one of our Ordinary Shares on the Effective Date, whichever amount is greater. Subject to Mr. Meckler’s continued employment by the Company, the options will vest over three (3) years according to the following schedule: 33% of the options shall vest and become exercisable on the first anniversary of the Effective Date, and the remaining portion of the options shall vest and become exercisable on a pro rata basis in eight equal quarterly installments thereafter. The options will be subject to a ten (10) year expiration from the grant date, and such other terms and conditions set forth in the Company’s option agreement and the provisions of the Plan. In the event of (i) a change in control or (ii) the entry into a “Material Agreement” (as will be defined by the Compensation Committee and the Board) any options that have not previously vested shall become vested and exercisable immediately prior to such event.

Termination Arrangements: The agreement will become effective on the Effective Date and will continue until terminated. The Agreement will terminate upon the earliest to occur of (i) a termination by the Company without cause, subject to a 30 day prior notice, (ii) immediate termination by the Company for cause, (iii) a termination by Mr. Meckler for good reason, subject to a 30 day prior notice (which will also serve as a cure period) to be provided to the Company within 60 days of the occurrence of the event that constitutes good reason, (iv) a termination by Mr. Meckler without good reason, subject to a 90 day prior notice, (v) Mr. Meckler’s death, or (vi) a termination by the Company or Mr. Meckler by reason of Mr. Meckler’s disability.

Upon termination by the Company without cause, Mr. Meckler will be entitled to a severance amount payable in six equal monthly installments, which shall be equal to (i) 50% of Mr. Meckler’s annual base salary, (ii) one-twelfth (1/12th) of Mr. Meckler’s annual bonus for each completed month of such fiscal year provided the termination date is following June 30 of such fiscal year, and (iii) an amount equal to Mr. Meckler’s cost of continued health insurance coverage for six (6) months (collectively, the “Severance Amount”). In addition, if the termination by the Company without cause occurs following the first anniversary of the Effective Date, any options that have not previously vested shall become vested and exercisable immediately prior to such termination.

If Mr. Meckler’s employment is terminated by the Company without cause or by Mr. Meckler for good reason during the one (1) year period immediately following a change in control, then Mr. Meckler will be entitled to receive a lump-sum payment equal to two (2) times the Severance Amount.

Indemnification and Insurance: Mr. Meckler will be provided with indemnification in accordance with the Company’s policy. In addition, Mr. Meckler, will be covered by the directors’ and officers’ liability insurance policies purchased by the Company.

General: Mr. Meckler’s employment agreement includes additional customary provisions, such as non-solicitation, confidentiality, intellectual property assignment, participation in Company medical and the like insurance plans and reimbursement of expenses.

Upon approval of his terms of employment by the shareholders at the Meeting (if approved), Mr. Meckler will no longer be entitled to receive compensation under his Services Agreement, dated August 29, 2017, which was previously approved by the general meeting of the shareholders on June 1, 2017, commencing as of the Effective Date. Notwithstanding the above, Mr. Meckler will be entitled to retain the options to purchase Ordinary Shares previously granted to him as Vice Chairman of the Board.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the terms of office and engagement of Mr. Jeffery A. Meckler, the Chief Executive Officer of the Company, as detailed in the Proxy Statement, dated November 6, 2017.”

PROPOSAL FOUR

TO APPROVE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF THE COMPANY

At the Meeting, shareholders will be asked to approve specific amendments to our articles of association to increase our registered share capital, to amend technical company matters and to align our articles of association with recent legislation enacted since our articles of association were last approved by our shareholders.

The proposed changes to our articles of association are as follows:

(a)	Shareholders will be asked to approve the increase of the Company’s registered share capital by an additional 20,000,000 Ordinary Shares of the Company, with no par value, such that following the increase, the Company’s registered share capital will consist of 50,000,000 Ordinary Shares of the Company, with no par value, and to amend Section 5.1 of the Company’s articles of association accordingly to read as follows (additions are underlined and deletions are struck through):

“5.1. The authorized share capital of the Company is comprised of 50,000,000~~30,000,000~~ ordinary shares, no par value (the “Ordinary Shares”).”

If the increase is approved, the Board would then have the power, without further shareholder approval (except to the extent that such approval may be required by law, stock exchange rules or other regulations), to issue additional authorized shares at such times and in such amounts as the Board in its discretion may determine.

This increase in registered share capital would allow the Company to meet its future business and financial needs as they may arise.

(b)	Shareholders will be asked to approve an amendment to the persons authorized to sign share certificates of the Company such that each share certificate shall be signed by any two office holders of the Company or by any other person appointed by the board of directors for such purpose, plus the Company’s stamp or printed name, and to amend Section 6.1 of the Company’s articles of association accordingly to read as follows (additions are underlined and deletions are struck through):

“6.1 A shareholder registered in the shareholders’ register is entitled to receive from the Company, free of charge, within a period of three months after the allotment or registration of the transfer, a single share certificate signed with the Company’s stamp, in respect of all of the shares registered in his name, which shall specify the number of shares. In the case of a co-held share, the Company shall issue one share certificate to all of the co-holders of the share, and delivery of such certificate to one of the partners shall be deemed as delivery to all of them.

Each share certificate shall be signed by any two office holders of the Company or by any other person appointed by the board of directors for such purpose ~~two directors or a director and the company secretary~~, plus the Company’s stamp or printed name.”

(c)	Shareholders will be asked to approve an amendment to the notice procedures, and to amend Sections 12.6, 32.1 and 32.3 of the Company’s articles of association accordingly to read as follows (additions are underlined and deletions are struck through):

“12.6 Notice to the Company’s members regarding the convening of a general meeting shall be made in accordance with applicable law~~published in the manner set forth in the Companies Regulations (Publication of Notice of a General Meeting and a Class Meeting at a Public Company), 5760-2000 and pursuant to any law~~. The Company is not obligated to deliver personal notices of the convening of a meeting to the shareholders registered in the shareholders’ register of the Company.”

“32.1 Subject to any law, a notice or any other document that the Company shall deliver and which it is entitled or required to give according to the provisions of these articles and/or the Companies Law, shall be delivered by the Company to each person either personally, by delivery by mail in a letter addressed according to the registered address of such shareholder in the shareholders’ register or according to such address as the shareholder stated in writing to the Company as the address for delivery of notices or other documents, or by delivery via facsimile according to the number stated by the shareholder as the number for delivery of notices via facsimile. Notices that the Company shall publish for all of the shareholders shall be published in accordance with applicable law~~by publication in two daily newspapers appearing in Israel~~.”

“32.3 Any notice or other document that shall be sent according to the provisions of Section 32.1 shall be deemed as having arrived at its destination within 3 business days if sent by registered mail and/or by regular mail in Israel, and if hand delivered or sent via facsimile, it shall be deemed as having arrived at its destination on the first business day after receipt thereof. For the purpose of proving the delivery, it shall be sufficient to prove that the letter that was sent by mail that contains the notice and that the document was addressed to the correct address and was delivered to the post office as a letter bearing stamps or as a registered letter bearing stamps, and in respect of a facsimile it is sufficient to provide a transmission confirmation page from the transmitting machine. With respect to notice published ~~in newspapers~~for all of the shareholders – the date of the publication (in whatever media permitted under applicable law)~~in the newspaper~~ shall be deemed as the date of delivery of the notice to all of the shareholders.”

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the amendments to the articles of association of the Company, as detailed in the Proxy Statement, dated November 6, 2017.”

PROPOSAL FIVE

TO APPROVE AN AMENDMENT TO THE 2015 INCENTIVE COMPENSATION PLAN

TO INCREASE THE AGGREGATE NUMBER OF ORDINARY SHARES AUTHORIZED FOR
ISSUANCE UNDER THE PLAN BY 2,100,000 ORDINARY SHARES

As of November 6, 2017, we had 26,069,451 Ordinary Shares outstanding as well as 8,035 Ordinary Shares underlying options issued to various consultants. In addition, as of November 6, 2017, 1,527,048 Ordinary Shares were subject to outstanding equity awards, under all of our option plans and 222,904 Ordinary Shares remained reserved for future grants under our 2015 Incentive Compensation Plan (the “Plan”), representing together 6.32% of our share capital on a fully diluted basis.

At the Meeting, the shareholders will be requested to approve an amendment to the Plan to increase the aggregate number of Ordinary Shares authorized for issuance under the Plan by 2,100,000 Ordinary Shares, representing, together with Ordinary Shares subject to outstanding equity awards and Ordinary Shares currently remaining reserved for future grants under the Plan, approximately 12.89% of our share capital on a fully diluted basis. Our Board believes that such increase is necessary in order to create a pool of Ordinary Shares available to the Company in order to attract, retain and motivate eligible persons whose present and potential contributions are important to the success of the Company or a subsidiary of the Company. In addition, the increase of the number of Ordinary Shares authorized for issuance under the Plan is required in order grant Mr. Jeffrey A. Meckler, our Chief Executive Officer, the equity based compensation proposed under Proposal No. 3.

For more information regarding the Plan, see the Company’s Annual Report. Other than the Plan, there are no equity incentive plans or arrangements pursuant to which the Company may provide equity compensation to its directors, officers or employees.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve an amendment to the Plan to increase the aggregate number of shares authorized for issuance under the Plan by 2,100,000 Ordinary Shares.”

PROPOSAL SIX

TO APPROVE AND RATIFY THE RE-APPOINTMENT OF KESSELMAN & KESSELMAN,
CERTIFIED PUBLIC ACCOUNTANT (ISR.), INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM, A MEMBER OF PRICEWATERHOUSECOOPERS INTERNATIONAL
LIMITED AS THE INDEPENDENT AUDITORS OF THE COMPANY FOR THE PERIOD ENDING
AT THE CLOSE OF THE NEXT ANNUAL GENERAL MEETING

Under the Companies Law and our articles of association, the shareholders of our Company are authorized to appoint the Company’s independent auditors. Under our articles of association, the Board (or a committee, if it is so authorized by the Board) is authorized to determine the independent auditor’s remuneration. In addition, the approval by the Company’s audit committee of the independent auditor’s re-appointment and remuneration is required under the corporate governance rules of The NASDAQ Stock Market.

Following the recommendation by the Company’s audit committee and the Board, it is proposed that Kesselman & Kesselman, Certified Public Accountant (Isr.), independent registered public accounting firm, a member of PricewaterhouseCoopers International Limited, be reappointed as the independent auditors of the Company for the period ending at the close of the next annual general meeting. Such auditors served as the Company’s auditors for fiscal year 2016 and have no relationship with the Company or with any affiliate of the Company, except as described in the Company’s Annual Report.

The following table presents the aggregate fees for professional services rendered by Kesselman & Kesselman to us during their respective term as our principal accountants in 2015 and 2016.

	2016	2015
	(US$ in thousands)	(US$ in thousands)
Audit Fees (1)	110	219
Audit-Related Fees (2)	—	—
Tax Fees (3)	—	3
All Other Fees (4)	—	—
Total	110	222

(1) Audit fees consists of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide, and including audit services in connection with our initial public offering in the United States in August 2015.

(2) Audit-related fees would be assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under item (1).

(3) Tax fees relate to tax compliance, planning and advice.

(4) All other fees would be fees billed for products and services provided by the principal accountant, other than the services reported in items (1) through (3).

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve and ratify the re-appointment of Kesselman & Kesselman, Certified Public Accountant (Isr.), independent registered public accounting firm, a member of PricewaterhouseCoopers International Limited as the independent auditors of the Company for the period ending at the close of the next annual general meeting.”

OTHER BUSINESS

The Company knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

ADDITIONAL INFORMATION

Our audited financial statements for the year ended December 31, 2016, are included in our annual report on Form 20-F filed with the SEC on April 7, 2017. You may read and copy this report without charge at the SEC’s public reference room at 100 F Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC reports are also available to the public at the SEC’s website at http://www.sec.gov and at the ISA’s MAGNA website at www.magna.isa.gov.il. These reports are not a part of this proxy statement. We will hold a discussion with respect to the financial statements at the Meeting. This item will not involve a vote by the shareholders.

The prompt return of your proxy will be appreciated and helpful in obtaining the necessary quorum and vote. Therefore, whether or not you expect to attend the Meeting, please complete and sign the form of proxy provided herewith and return it in the enclosed envelope.

By Order of the Board of Directors,

Dr. John W. Kozarich
Chairman of the Board of Directors

November 6, 2017

APPENDIX A

Intec Pharma Ltd.

(The “Company”)

Compensation Policy
(the “Policy” or “Compensation Policy”)

~~Effective as of~~ As last amended on _________, 2017

1.	Definitions

“Board of Directors” or “Board”	-	Company’s Board of Directors;
“Committee” or “Compensation Committee”	-	The Company’s Compensation Committee;
“Company”	-	Intec Pharma Ltd.;
“The Companies Law”	-	The Companies Law, 1999, Israel;
“The Securities Law”	-	The Securities Law, 1968, Israel;
“Retirement Bonus”	-	Bonus, payment, compensation or any other benefit awarded to an officer with regard to conclusion of their office with the Company;
“Team Members”	-	Company’s (including Company’s subsidiary) employees or consultants that engaged with the Company on a permanent basis;
“Officer”	-	Board member, CEO, CFO, EVP, VP, any such Officer of the Company (including Company’s subsidiary) by a different title, and any other executive reporting directly to the CEO;
“Cost”	-	Cost to the employing entity;
“Plan”	-	Company’s 2015 Equity Incentive Plan, as amended or any other incentive plan as adopted from time to time.

2.	Overview

In conformity with the Companies Law, the Compensation Committee and Board of Directors have adopted this Compensation Policy. The principles of the Compensation Policy were set forth after discussions by the Compensation Committee and the Board. Policy principles were designed to grant proper, fair and well-considered compensation to Officers, in alignment with the Company’s long-term best interests and organizational strategy. Part of the rationale is that the policy should encourage a sense of identification with the Company and its objectives on the part of its Officers. An increase in Officer’s satisfaction and motivation should retain the employment of high-quality Officers in the Company’s service over the long term.

The Compensation Policy considers, inter alia, the size and nature of its operations (including in jurisdictions other than Israel) and, with regard to terms of office and employment, which include variable components, the Officer’s long-term contribution to achieving the Company’s objectives and to maximizing its earnings, taking into account the scope and reach of the Officer’s role (and, in relevant cases, also taking into account the geographical location of the employed Officer).

The Compensation Policy was prepared with due consideration to the nature of the Company’s operations in the biomed sector, territories where the Company operates, market size on the Tel-Aviv Stock Exchange Ltd. and on Nasdaq Stock Market, as well as other criteria including, the Company’s cash position, capitalization and shareholders’ equity.

In addition, in designing the Compensation Policy, the Compensation Committee and Board considered the average and median annual cost of the fixed component payable to all Company full-time Team Members (“Ratio”). The Company estimates that the gaps between the Officers’ compensation, assuming implementation of the new Policy, will have no adverse effect on the working relationships in the Company. The possible ramifications of the Ratio on the daily working environment in the Company were examined and will continue to be examined by the Company from time to time in order to ensure that levels of executive compensation, as compared to the overall workforce will not have a negative impact on work relations in the Company.

The compensation principles are a tool based on targets and benchmarks derived, inter alia, form the Company’s annual work plan and from long-term plans as determined by the Board of Directors from time to time.

Compensation Policy components will include each of the following:

a.	Fixed components: salary, social benefits (such as: beneficial retirement arrangement, disability insurance, provident fund, study fund, paid leave, sick leave and vacation pay, etc.) and other benefits (such as: car, cell phone, including gross-up of the benefit value for tax purposes).

b.	Variable components: bonus payments.

c.	Equity-based variable components: options plan, share plan, etc.

d.	Retirement Bonus: bonus, payment, compensation or any other benefit awarded to an Officer with regard to the conclusion of their office with the Company.

e.	Insurance, waiver and indemnification: Board members’ and Officers’ liability insurance (for the normal course of business as well as for non-recurring events (run-off)), waiver of Officers’ liability (in advance and in retrospect) and provision of commitment to indemnify Officers in advance and in retrospect.

Provisions of this Compensation Policy only apply to Company Officers (as defined above).

Non-Israeli Officers may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed.

The language of this Compensation Policy uses the male pronoun only as a measure of comfort. This policy applies to both male and female Officers.

The target range for the compensation mix between the annual fix components, and variable components of the Company’s Officers, is set forth below:

Position	Range of the fixed components out of the total compensation (%)	Range of variable cash compensation out of the total compensation (%)	Range of equity- based compensation out of the total compensation (%)
Chairman and Vice Chairman of the Board of Directors	20% - 100%	0% - 40%	0% - 70%
Board Member	20% - 100%	0% - 40%	0% - 40%
Company CEO	20% - 100%	0% - 40%	0% - ~~40~~ 60%
Other Officer	20% - 100%	0% - 40%	0% - ~~40~~ 50%

3.	Officers’ areas of responsibility, education and experience

3.1.	Position: Chairman / Vice Chairman of the Board of Directors

3.1.1.	Responsibilities: Provide guidance and assistance in accordance with his contractual obligations to the Company.

3.1.2.	Required education and experience: academic degree from a recognized academic institution in Israel or overseas. The Chairman / Vice Chairman of the Board must have practical experience as one or more of the following: (a) acting or former Officer of a company of similar size; (b) at least 5 years of experience as a senior executive in the Company’s line of business or one that is sufficiently related to the Company’s line of business including, for example, investment banking or consulting; (c) academic experience of 3 years or more in one of the following disciplines or related to: business administration, economics, law, finance, medicine, science, the pharmaceutical or healthcare industries or drug development. Academic experience includes, for example, academic research, academic publications or academic teaching in recognized academic institutions in Israel or overseas.

Subject to the Companies Law and any other relevant rules and regulations, the Compensation Committee and the Board may waive, in exceptional cases, the aforementioned required education and/or experience should they deem the candidate have special business experience or skills which, in their opinion, would make a considerable contribution to the Company if appointed Chairman of the Board.

3.2.	Position: Board member

3.2.1.	Responsibilities: the Board member will, as a part of the Board, set Company policy and supervise the CEO’s performance and actions. The Board is also empowered with all statutory authority.

3.2.2.	Required education and experience: academic degree from a recognized academic institution in Israel or overseas. The Board member must have practical experience in one or more of the following: (a) acting or former Officer of the Company, or a company of similar size; (b) CPA / attorney / business manager with over 5 years of experience; (c) academic experience of 3 years or more in one of the following disciplines or related to: business administration, economics, law, finance, medicine, science, the pharmaceutical or healthcare industries or drug development. Academic experience includes, for example, academic research, academic publications or academic teaching in recognized academic institutions in Israel or overseas.

3.2.3.	Subject to the Companies Law and any other relevant rules and regulations, the Compensation Committee and the Board of Directors may waive, in exceptional cases, the aforementioned required education and/or experience, should they deem the candidate has special business experience or skills which, in their opinion, would make a considerable contribution to the Company if appointed a Board member.

3.3.	Position: Company CEO

3.3.1.	Responsibilities: management of all Company business.

3.3.2.	Required education and experience: academic degree from a recognized academic institution in Israel or overseas. Prior experience as CEO of a similar company for at least 5 years, or Officer of the Company with over 5 years’ tenure.

3.3.3.	Subject to the Companies Law and any other relevant rules and regulations, the Compensation Committee and the Board of Directors may waive, in exceptional cases, the aforementioned required education and/or experience, should they deem the candidate CEO has special business experience or skills which, in their opinion, would make a considerable contribution to the Company.

3.4.	Position: other Officer

3.4.1.	Responsibilities: responsibilities range from such positions as Executive VP Research and Development and Operations who is responsible for the research and development and operations activities of the Company, VP Clinical Affairs who is responsible for the development of certain R&D programs and clinical trials activities, and Chief Financial Officer who is responsible for the Company finances, accounting, legal, administration, and human resources. Officers report directly to the Company CEO.

3.4.2.	Required education and experience: academic degree relevant to each position from a recognized academic institution in Israel or overseas. Prior experience of over 3 years in a similar position with another company or with the Company.

3.4.3.	The Company may engage from time to time with additional Officers who will be responsible for different areas of the business, and/or Officers whose titles may be different than those specified above. New Officers or Officers with different titles must have the skills, education and experience relevant to their responsibilities as Officers of the Company. Guidelines for engagement with additional Officers will be consistent with terms outlined in Section 4.4 hereinafter.

3.4.4.	Subject to the Companies Law and any other relevant rules and regulations, the Compensation Committee and the Board of Directors may waive, in exceptional cases, the aforementioned required education and/or experience, should they deem a candidate for an Officer’s position has special business experience or a skill which, in their opinion, would make a considerable contribution to the Company if appointed to the position.

4.	Fixed component

4.1.	Position: Chairman of the Board of Directors (“Chairman”)

4.1.1.	The annual cost of the fixed component of compensation of the Chairman of the Board, shall not exceed 6 (six) times the annual cost of the fixed component of compensation of the Company’s external Board members (consisting of a fixed annual payment and additional fixed payment per meeting (assuming 15 meetings a year)). If the Chairman of the Board is also an Officer of the Company, no additional fixed component compensation will be payable to the Chairman for his role as Chairman of the Board.

4.1.2.	In addition, the Chairman of the Board of Directors will be entitled to reimbursement of reasonable expenses incurred in the course of discharging his office, including expenses with respect to attending meetings, travel and entertainment expenses, against provision of receipts. The policy for overseas travel expense reimbursement will be the same as for the Company CEO.

4.2.	Position: Board member

4.2.1.	Compensation of Company Board members consists of annual and per meeting compensation (including in cases of written resolution or telephone call) as well as expense reimbursement in accordance with the provisions of the Companies Regulations (Rules Concerning Compensation and Expense Reimbursement for an External Director), 2000 as adjusted by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time (collectively, the “Compensation Regulations”). Total compensation will be based on the applicable company level, which is determined by shareholders’ equity (as it may be from time to time). If a Board member is also an Officer of the Company, no additional fixed component compensation will be payable to the Board member for his role as Board member.

4.2.2.	Notwithstanding the provisions of Section 4.2.1 above, in special circumstances, such as in the case of a Vice Chairman, professional director, an expert director or a director who makes a unique contribution to the Company, such director’s compensation may be different than the compensation of all other Board ~~Members~~ members and maybe up to 5 times the annual cost of the fixed component of compensation of the Company’s external Board members (consisting of a fixed annual payment and additional fixed payment per meeting (assuming 15 meetings a year).

4.2.3.	Board members will be entitled to reimbursement of reasonable expenses incurred in the course of their duty, including expenses with respect to attending meetings, travel and entertainment expenses, against provision of receipts. Expense reimbursement for overseas travel will be in accordance with Company policies, as applicable to the Company CEO.

4.3.	Position: Company CEO

4.3.1.	The monthly salary of the Company CEO shall range between NIS 55,000 and NIS 85,000.

4.3.2.	The CEO shall be provided with benefits mandated by applicable law and may be provided with benefits generally acceptable in the local market or generally available to other Company employees in accordance with Company policies (such as: beneficial retirement arrangement, disability insurance, provident fund, study fund, paid leave, sick leave, vacation pay, car, cell phone, etc., including gross-up of the benefit value for tax purposes).

4.3.3.	In addition, the Company CEO will be entitled to reimbursement of reasonable per diem expenses incurred in the course of discharging his office, including expenses with respect to attending meetings, travel and entertainment expenses, against provision of receipts. The Company may pay the CEO’s expenses by a corporate credit card. Expense reimbursement for overseas travel will be in conformity with Company policy.

4.4.	Position: other Officers (other than CEO)

4.4.1.	The monthly salary of an Officer (other than CEO) shall range between NIS 30,000 and NIS 80,000~~60,000 or NIS 50,000 to NIS 75,000 in the case of Deputy CEO~~.

4.4.2.	An Officer shall be provided benefits mandated by applicable law, and may be provided with benefits generally acceptable in the local market or generally available to other Company employees in accordance with Company policies (such as: beneficial retirement arrangement, disability insurance, provident fund, study fund, paid leave, sick leave, vacation pay, car, cell phone, etc., including gross-up of the benefit value for tax purposes).

4.4.3.	In addition, any Officer shall be entitled to reimbursement of reasonable per diem expenses incurred in the course of discharging his office, including expenses with respect to attending meetings, travel and entertainment expenses, against provision of receipts. The Company may pay the Officer’s expenses by a corporate credit card. Expense reimbursement for overseas travel will be in conformity with Company policy.

4.5.	In accordance with Section 1B3 to the Companies Regulations (Relief in Transactions With Related Parties), 2000, non-material changes in the terms of employment of an officer who is subject to the CEO, will not require the approval of the Compensation Committee, as stated in Section 272(C) to the Companies Law, so long as the change in the compensation terms does not exceed 5% of the annual cost of the fixed compensation component, has been approved by the CEO and are consistent with the terms of this Compensation Policy.

5.	Variable component (bonuses)

5.1.	Annual bonus

The Company may award an annual bonus to an Officer based on the following guidelines:

5.1.1.	The Company may award an annual bonus to its Officers subject to achieving pre-approved measureable targets (the “Annual Bonus”) to be set by the Company’s Compensation Committee and Board of Directors. The Company shall specify Company wide and personal targets for each Officer which shall be pre-approved by the Company’s Compensation Committee and Board of Directors in the beginning of the relevant period for which such an Annual Bonuses are applicable. These targets would be derived, inter alia, from the Company’s work plan and/or the work plan of the organizational unit managed by the relevant Officer and shall be measureable. The requirement to pre-approve measureable targets shall not apply to officers who are subordinated to the CEO. The less significant part of the annual bonus granted to the CEO, and in any event not more than 30% of the annual bonus, may be based on a discretionary evaluation of the CEO’s overall performance by the Compensation Committee and the Board.

5.1.2.	For each Officer, an individual Annual Bonus would be determined as a number of monthly salaries specified in advance for each Officer (the “Target Bonus”) with a multiplier to reflect achievement of the personal targets specified for the Officer. This multiplier may be lower than 1 (if the Officer only partially achieved the personal targets) or may be higher than 1 (if the Officer’s performance exceeded the specified targets).

5.1.3.	Bonus calculation upon termination of employment: should employment of the Officer by the Company be terminated in a given calendar year, the Annual Bonus amount would be calculated pursuant to this Compensation Policy to be revised and calculated pro-rata to the duration of employment of the Officer in the given year. The Compensation Committee and the Board of Directors may decide not to give an Annual Bonus in the case of termination of employment during the relevant period.

5.1.4.	Maximum bonus: the combined Annual Bonus and Special Bonus (as defined below) amount shall not exceed 200% of the Officer’s annual fixed component.

5.2.	In addition to the Annual Bonus, each Officer of the Company may be awarded a special bonus (the “Special Bonus”) regardless of a specified target and regardless of a pre-approved bonus plan. Such Special Bonus shall be approved by the Compensation Committee and the Board of Directors, which shall consider the CEO’s recommendation (based on recognition of special and extraordinary contribution by the Officer in the course of Company business, such as a special effort and achievements related to financing raised, merger, acquisition, sale or license of business operations, achievement of major corporate goal in R&D, business and corporate development or other significant general corporate goal, intellectual property protection of the Company’s products, etc.). Such Special Bonus, shall not exceed six (6) monthly base salaries for each Officer of the Company.

5.3.	The Company may grant a newly recruited Officer a signing bonus at the CEO’s discretion (and in the CEO’s case, at the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Signing Bonus”). The Signing Bonus will not exceed three (3) monthly entry base salaries of the Officer (other than the CEO) or five (5) monthly entry base salaries of the CEO.

5.4.	The Company’s Compensation Committee and Board of Directors may reduce the bonus awarded to an Officer at their discretion, including under the following circumstances: material deterioration of the Company’s position or such material deterioration anticipated by the Board, deterioration in the state of the economy, deterioration in the performance of the Officer or inappropriate conduct by the Officer.

5.5.	In a case where, should the Company’s audited consolidated financial statements for any year be revised, the bonus amount payable to the Officer for that year, had it been calculated based on the revised data, would have resulted in a different bonus amount payable to the Officer, the Company would pay to the Officer, or the Officer would reimburse the Company as the case may be, the difference between the bonus amount paid and the bonus amount payable due to said revision. Unless otherwise agreed in writing between the Company and the relevant Officer, said bonus amount shall be paid within 60 days from the date of receiving a written demand.

6.	Equity-based variable component

6.1.	The Compensation Committee and Board of Directors shall review from time to time the overall equity-based grant for all Team Members and Officers. When doing so, the Compensation Committee and Board shall take into consideration: (1) each employee and Officer’s contribution to the Company including expected contribution; and (2) creating an effective long-term incentive to harness and motivate Team Members and Officers.

6.2.	Stock options plan grant: based on the Compensation Committee and Board of Directors’ review and discussion, the Company may award to Officers options to purchase Company shares.

6.3.	The unexercised options held by all Team Members and Officers under the Company’s stock options plans ~~Stock Options Plan~~ may not exceed 15% of the Company’s share capital, on as-exercised basis.

6.4.	Taxation regime: if applicable, the options would be awarded pursuant to provisions of Section 102 of the Income Tax Ordinance of Israel, under the income taxation track. However, each Officer and Team Member will be responsible to his own tax regime for his own tax liability.

6.5.	Exercise Price: for as long as the Company’s shares are listed on any established stock exchange or a national market system, including without limitation the Tel-Aviv Stock Exchange Ltd.~~,~~ and the NASDAQ Stock Market, the exercise price shall not be lower than the average closing sales price for Company’s shares (or the closing bid, if no sales were reported), as quoted on such exchange or system over the thirty (30) trading day period preceding the date of approval of the grant by the Board, as reported in the Wall Street Journal, or according to any other source the Board deems reliable, or as otherwise provided by the Plan.

6.6.	Fair value: the fair value of options awarded to each Officer in a given year, as calculated at grant date, shall not exceed 200% of the annual fixed component of such Officer. The fair market value of the equity based compensation will be determined according to acceptable valuation practices at the time of grant.

6.7.	Options terms: Unless determined otherwise in a specific award agreement approved by the Compensation Committee and the Board, grants to Team Members and directors shall vest gradually over a period of between three (3) to four (4) years or may vest upon achieving pre-approved target. The last date to exercise an option shall not exceed ten (10) years after the date on which the option was granted.

6.8.	All other terms of the options shall be in accordance with the Plan.

7.	Duration and termination of Officer’s term in office

7.1.	Severance pay: in the case of termination (other than termination of an Officer for cause), the Officer will be eligible to receive severance pay in full.

7.2.	Notice period: the Company may give an Officer a notice period of up to 6 months. The Company may waive the Officer’s services to the Company during the notice period and pay the amount payable in lieu of notice, plus the value of benefits, even in case of immediate termination. During the notice period, the Officer would be eligible to receive bonuses with respect to this period and would also continue to accrue vesting of options awarded.

7.3.	Non-compete bonus: the Company may pay an Officer a bonus upon termination of employment in return for a commitment by the Officer not to compete with Company business. The extent of the non-compete commitment would be determined by the Company’s Compensation Committee and Board of Directors. Such bonus shall be calculated according to a key of up to two months’ salary for each 3 months of non-compete period and shall not exceed a total of 12 salaries.

7.4.	Retirement bonus: the Company may pay an Officer a retirement bonus upon termination of employment. The retirement bonus shall not exceed ~~four~~ six months’ salary for Officers that engaged with the ~~company~~ Company for over 5 years or the CEO and two months’ salary for an Officer that was engaged with the Company for less than 5 years but more than 3 years.

Such retirement bonus, if applicable, shall be awarded based on the Officer’s tenure, the Company’s achievements during the relevant period and the Officer’s contribution to such achievements, and the circumstances of such Officer’s retirement from the Company.

8.	Change of control arrangements

The following benefits may be granted to Officers in addition to the benefits applicable in the case of any retirement or termination of service upon a “Change of Control”:

8.1.	Vesting acceleration of outstanding options;

8.2.	Extension of the exercising period of options for a period of up to six (6) months following the date of employment termination;

8.3.	Up to a ~~three~~ twelve (~~3~~ 12) months of continued base salary and benefits following the date of employment termination (the “Additional Adjustment Period”). For avoidance of doubt, such additional Adjustment Period shall be in addition to the notice period pursuant to Section 7.2 of this Policy; and

8.4.	A cash bonus not to exceed three (3) monthly base salaries.

9.	Engagement as a contractor or through a management company

The Company may engage an Officer as an independent contractor rather than as a salaried employee. In such a case, the maximum cost of employment would be calculated based on the maximum cost for a salaried employee in a similar position, and guidelines of the Compensation Policy would apply to such an officer mutatis mutandis.

10.	Work overseas

Notwithstanding any other provision of this Policy to the contrary, the ~~The~~ maximum salary for an Officer who resides overseas (outside of Israel) for discharging their position may exceed the maximum salary for the Officer pursuant to this Policy, had he been employed in Israel, by up to ~~50~~ 100%.

11.	Insurance, waiver and indemnification

11.1.	Officer liability insurance (claims made): the Company may obtain a liability insurance policy for Officers, subject to the following terms and conditions: (a) the total insurance coverage under the insurance policy shall not exceed US $50 million; (b) the annual premium payable by the Company for the insurance premium shall not exceed US $~~200,000~~ 400,000 annually.

11.2.	Officer’s liability insurance (run-off): should the Company sell its operations (in whole or in part) and/or in case of merger, spin-off or any other significant business combination involving the Company and/or part or all of its assets, the Company may obtain Officer’s liability insurance policy (run-off) for Officers in office with regard to the relevant operations, subject to the following terms and conditions: (a) the insurance term shall not exceed 7 years; (b) the coverage amount shall not exceed US $50 million; (c) the premium payable by the Company shall not exceed US $~~200,000~~ 400,000 annually.

11.3.	Public Offerings: the Company may extend the insurance policy for Officers in place to include cover for liability pursuant to a future public offering of securities. The additional premium for such extension of liability coverage shall not exceed 50% of the last paid annual premium.

11.4.	Approvals: any insurance policy for Officers shall be approved by the Compensation Committee (and if required by law, also by the Board of Directors) which shall determine that the sums are reasonable considering the exposures, the scope of cover and the market conditions and that the insurance policy for Officers reflects the current market conditions, and it does not materially affect the Company’s profitability, assets or liabilities.

11.5.	Waiver of liability: the Company may, subject to statutory provisions, waive the Officer’s liability for any damage incurred by the Company, directly or indirectly, due to any breach of the Officer’s due care duty towards the Company and/or any affiliated entity to the fullest extent permitted by applicable law.

11.6.	Advance indemnification: the Company may provide a commitment to indemnify in advance any Officer of the Company in the course of his position as Officer of the Company and/or any affiliated entity thereof, all subject to the letter of indemnification, as approved by the Company’s shareholders from time to time and in accordance with the Company’s Articles of Association and applicable law.

11.7.	Retroactive indemnification: the Company may provide retroactive indemnification to any Officer to the extent allowed by the Companies Law.

12.	Term of the Compensation Policy

The Compensation Policy will be in effect for a 3 year (or longer if the law so permits) term starting on its approval date under the Companies Law.

13.	Miscellaneous

13.1.	The Company may revise the terms of employment or office of any Officer at any time, and is under no obligation to apply the same terms of employment or office to any Officer applied to them in previous years.

13.2.	This document shall not confer any right on Officers to whom this Compensation Policy applies, nor on any other third party, to receive any compensation whatsoever.

13.3.	Note, for the sake of clarification, that the content of this policy does not detract from provisions of the Companies Law with regard to the manner of approval of contracting between the Company and any Officer with regard to terms of employment or office, and the provisions of this Policy do not detract from any mandatory reporting with regard to Officer compensation pursuant to the Securities Law and regulations based there upon.

13.4.	For the avoidance of doubt, it is clarified that in case of any amendment made to provisions of the Companies Law and any other ~~relevant~~ applicable rules and regulations in a manner that will facilitate the Company with respect to its action with regard to Officer compensation, the Company may be entitled to follow these provisions even if they contradict the principles of this Compensation Policy.

13.5.	Any payment made to Officers pursuant to compensation plans, in addition to the fixed compensation component, is not and shall not be deemed part of the Officer’s regular pay for all intents and purposes, and shall not form basis for calculation and/or eligibility and/or accrual of any benefits and will not, notwithstanding the foregoing, be a component included in payment of paid leave, severance pay, contributions to provident funds, etc.

13.6.	As part of the approval process of each annual plan, with its various components, changes to Company objectives, market conditions, the Company’s position, etc. would be reviewed annually by the Board of Directors. Consequently, the targets, benchmarks and compensation targets for each plan would be reviewed annually, and their actual application would be subject to change based on decisions made by the Board of Directors from time to time.

13.7.	The Board shall review from time to time the Compensation Policy and the need to revise it in case of any material change in circumstances prevailing upon setting said Policy, or for any other reasons.

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